Exhibit (g)(2)

            , 2014

BlackRock Science and Technology Trust

100 Bellevue Parkway

Wilmington, Delaware 19809

Re:	Investment Advisory Fee Waiver

BlackRock Advisors, LLC (the “Advisor”) and BlackRock Science and Technology Trust (the “Trust”), a closed-end management investment company registered under the Investment Company Act of 1940, entered into an Investment Management Agreement, dated as of             , 2014 (the “Advisory Agreement”), pursuant to which the Advisor agreed to furnish investment advisory services to the Trust on the terms and subject to the conditions of the Advisory Agreement.

The Advisory Agreement provides, among other things, that the Trust will pay to the Advisor as full compensation for all investment advisory services rendered by the Advisor to the Trust under the Advisory Agreement an aggregate monthly fee in arrears at an annual rate equal to 1.00% of the sum of the average daily value of the Managed Assets of the Trust (such fee being referred to herein as the “Investment Advisory Fee”). “Managed Assets” means the total assets of the Trust (including any assets attributable to money borrowed for investment purposes) minus the sum of the Trust’s accrued liabilities (other than money borrowed for investment purposes).

The Advisor has undertaken to the Trust’s Board of Trustees that the Advisor will waive receipt of certain payments that would be expenses of the Trust, as set forth below. The Advisor understands that you intend to disclose this undertaking in your Registration Statement on Form N-2 and the prospectus included therein. This letter confirms that you may rely on such undertaking for purposes of making disclosure in your Registration Statement and prospectus and authorizes you to offset the appropriate amount of the waived payments described herein against the Investment Advisory Fee.

For the period from the commencement of the Trust’s operations through December 31, 2014, and for the twelve month periods ending December 31 in each indicated year during the term of the Advisory Agreement (including any continuation thereof in accordance with Section 15 of the Investment Company Act of 1940, as amended), the Advisor will waive receipt of certain payments that would be expenses of the Trust in the amount determined by applying the following annual rates to the average daily value of the Trust’s Managed Assets:

Period Ending December 31	Waiver
2014	0.20%

2015	0.20%

2016	0.20%

2017	0.20%

2018	0.20%

2019	0.15%

2020	0.10%

2021	0.05%

The Advisor intends to cease waiving a portion of the Investment Advisory Fee upon the earlier of (a) December 31, 2021 or (b) termination of the Advisory Agreement.

[Signature Page Follows]

Please acknowledge the foregoing by signing the enclosed copy of this letter in the space provided below and returning the executed copy to the Advisor. This letter may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the parties hereto notwithstanding the fact that all parties are not signatory to the original or the same counterpart. For purposes of this letter, facsimile signatures shall be deemed originals. This letter shall be governed by and construed in accordance with the laws of the State of New York for contracts to be performed entirely therein without reference to choice of law principles thereof and in accordance with the applicable provisions of the 1940 Act.

Sincerely,

BLACKROCK ADVISORS, LLC

By:
Name: Neal Andrews
Title: Managing Director

Accepted and agreed to as of the first date written above:

BLACKROCK SCIENCE AND TECHNOLOGY TRUST

By:
Name: Robert W. Crothers
Title: Vice President

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